FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 24, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.

( Exact name of Registrant as specified in its charter)

26 Chin Third Road

Nantze Export Processing Zone

Kaoshiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: November 24, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on November 24, 2017.

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2017/11/24

Time of announcement: 20:01:02

Subject: ASE and SPIL Received All Anti-Trust Approvals for their Combination and the Establishment of ASE Industrial Holding Co., Ltd.

Date of events: 2017/11/24

To which item it meets: paragraph 49

Statement:

1. Date of occurrence of the event:2017/11/24

2. Company name:Advanced Semiconductor Engineering, Inc.

3. Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4. Reciprocal shareholding ratios:N/A

5. Cause of occurrence:ASE and SPIL Received All Antitrust Approvals for their Combination and the Establishment of ASE Industrial Holding Co., Ltd.

6, Countermeasures:N/A

7. Any other matters that need to be specified: Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (”ASE”) and Siliconware Precision Industries Co., Ltd. (”SPIL”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) jointly announced on June 30, 2016 that both companies plan to establish ASE Industrial Holding Co., Ltd. (”HoldCo”). Following the announcement, ASE and SPIL filed applications to antitrust authorities in different jurisdictions in connection with the proposed transaction. ASE and SPIL received clearances from the Taiwan Fair Trade Commission and the U.S. Federal Trade Commission on November 16, 2016 and May 15, 2017, respectively. On November 24, 2017, the Anti-Monopoly Bureau under the Ministry of Commerce of the PRC (”MOFCOM”) announced that it has conditionally approved the proposed transaction. The conditions are set forth below (for more details, please visit MOFCOM’s webstie: http://fldj.mofcom.gov.cn/article/ztxx/201711/20171102675701.shtml):

1. To maintain the ASE’s and SPIL’s separate legal entity for both parties to continue to act as independent competitors. During the restriction period (24 months), both parties will operate independently and compete in the market according to the pre-merger business management model and market practices, including, but not limited to, hold-separate of management, hold-separate of financial affairs, hold-separate of personnel, hold-separate of pricing, hold-separate of sales, hold-separate of capacities, hold-separate of purchases.

2. During the restriction period, HoldCo will only exercise limited shareholder rights. The limitation includes: Apart from the right to access dividends and financial information from both parties, HoldCo will temporarily cease to exercise other shareholder rights; HoldCo’s Resource Integration & Steering Committee can coordinate research related projects and consolidate research capacity for both parties; HoldCo”s Resource Integration & Steering Committee can also coordinate business matters that do not involve SATS/OSAT related business. HoldCo and ASE or SPIL can loan company funds or provide financing collateral between each party in accordance to each party’s need or request.

3. Both parties undertake to provide services to the customers on a non-discriminatory basis, and reasonably determine service prices and other transaction terms, during the restriction period.

4. Both parties undertakes not to limit the customers’ choice of alternative suppliers, and cooperate with the customers switch to other suppliers in a smooth manner at the request of such customers, during the restriction period. Since ASE and SPIL have now received all necessary antitrust clearances for the transaction, ASE will immediately proceed with the establishment of HoldCo. It is expected that an extraordinary general meeting will be convened in February 2018 and the establishment of HoldCo will be completed by the end of May 2018. This timeline, however, is subject to the review progress of competent authorities.

While the combination of ASE and SPIL carries positive significance for Taiwan and benefits the development of the semiconductor packaging and testing technology in the PRC and across the globe, ASE and SPIL are aware of the fact that certain industry players and authorities in the PRC may have concerns over the potential restrictive effects of the Share Exchange. In order to mitigate such concerns, ASE and SPIL filed a remedial proposal to MOFCOM which included the companies’ commitments to maintain independent operations for a confined period.

Safe Harbor Notice:

This statement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding the expected completion of the proposed combination between ASE and Siliconware Precision Industries Co., Ltd. (“SPIL”) and any benefits or synergies of the proposed combination, as well as ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on certain assumptions made by ASE or HoldCo (if established) based on management’s experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management as well as information from other sources ASE’s management believes to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this statement. The words “will,” “potential,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “could,” “project,” or their negatives, and other similar expressions or statements, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements, although not all forward-looking statements contain such identifying words. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. These include risks and uncertainties that may affect the proposed combination with SPIL, the satisfactory completion of due diligence by the parties, the ability of the parties to negotiate and enter into a definitive agreement and, if such an agreement is entered into, the satisfaction of the conditions contained in the definitive agreement, any delay or inability to obtain necessary approvals or consents from third parties and the ability of the parties to realize the anticipated benefits from the proposed business transaction. ASE cannot guarantee that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established) actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2016 Annual Report on Form 20-F filed on April 21, 2017. Any forward-looking statement speaks only as of the date on which such statement is made and ASE undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

This statement is not an offering of securities for sale in any jurisdiction:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. ASE has filed a registration statement on Form F-4 with the U.S. SEC in connection with the proposed joint share exchange between ASE and SPIL (the “Joint Share Exchange”). The Form F-4 will contain a prospectus and other documents. The Form F-4 and prospectus, as they may be amended from time to time, will contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.